STATEMENT OF FINANCIAL CONDITION

As of September 30

(expressed in U.S. dollars)	2018
	$
ASSETS	
Cash	3,279,655
Cash segregated under federal and other regulations *[note 6]*	4,925,647
Accounts receivable	12,954
Prepaid expenses	17,991
Due from customers	568
Due from brokers/dealers *[note 10]*	12,226
Deposits and amounts receivable from clearing broker *[note 7]*	55,289
Due from Haywood Securities Inc.	70,180
Total assets	8,374,510
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable and accrued liabilities	119,203
Income tax payable *[note 11]*	157,778
Due to customers	3,863,017
Deferred tax liabilities *[note 11]*	8,437
Total liabilities	4,148,435
Contingencies and commitments *[note 12]*	
Stockholder's equity	
Common stock *[note 9]*	100
Retained earnings	4,225,975
Total stockholder's equity	4,226,075
Total liabilities and stockholder's equity	8,374,510

See accompanying notes



Director

